    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 2000
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
    FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                             ---------------------
                          ST ASSEMBLY TEST SERVICES LTD
   (Exact name of issuer of deposited securities as specified in its charter)
                             ---------------------
                                      N.A.
                  (Translation of issuer's name into English)
                             ---------------------
                             REPUBLIC OF SINGAPORE
           (Jurisdiction of incorporation or organization of issuer)
                             ---------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                                111 WALL STREET
                            NEW YORK, NEW YORK 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ---------------------
            SINGAPORE TECHNOLOGIES ASSEMBLY AND TEST SERVICES, INC.
                             1450 MCCANDLESS DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 941-1100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                    Copy to:
                             JON L CHRISTIANSON,ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            EAST WING OFFICE, LEVEL 4
                            CHINA WORLD TRADE CENTER
                            1 JIAN GUO MEN WAI AVENUE
                              BEIJING 100004, CHINA
                             ---------------------
        It is proposed that this filing become effective under Rule 466:
                          [ ] immediately upon filing.
                            [ ] on (Date) at (Time).

 If a separate registration statement has been filed to register the deposited shares, check the following box : [X]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
   Title of Each Class of            Amount to be     Proposed Maximum     Proposed Maximum         Amount of
Securities to be Registered           Registered      Aggregate Price         Aggregate          Registration Fee
                                                        Per Unit(1)        Offering Price(1)
------------------------------------------------------------------------------------------------------------------
American Depositary Shares,
evidenced by American Depositary     100,000,000           $0.05             $5,000,000.00          $1,320.00
Receipts, each representing
10 ordinary shares, par value
S$0.25 each, of ST Assembly
Test Services Ltd
------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (A) to this Registration Statement, which is incorporated herein by reference.

                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS


                              CROSS REFERENCE SHEET


ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                       LOCATION IN FORM OF AMERICAN
                                                       DEPOSITARY RECEIPT ("RECEIPT")
ITEM NUMBER AND CAPTION                                FILED HEREWITH AS PROSPECTUS
-----------------------                                ------------------------------
1.   Name of depositary and address of its principal   Face of Receipt - Introductory paragraph. executive
     office.

2.   Title of Receipts and identity of deposited       Face of Receipt - Top center and securities.
     securities.

     Terms of deposit:

     (i)    The amount of deposited securities         Face of Receipt - Upper right corner.
            represented by one American Depositary
            Share

     (ii)   The procedure for voting, if any, the      Reverse of Receipt - Paragraphs (16) and deposited
            securities                                 (17).

     (iii)  The collection and distribution of         Face of Receipt - Paragraphs (7), (10) and
            dividends                                  (11).

                                                       Reverse of Receipt - Paragraphs (14), (16),
                                                       (18) and (23).

     (iv)   The transmission of notices, reports and   Face of Receipt - Paragraph (13).
                                                       proxy soliciting material

                                                       Reverse of Receipt - Paragraphs (17),
                                                       (21), (22) and (23).

                                                              LOCATION IN FORM OF RECEIPT
ITEM NUMBER AND CAPTION                                       FILED HEREWITH AS PROSPECTUS
-----------------------                                       ----------------------------

(v)     The sale or exercise of rights                        Face of Receipt - Paragraphs (3), (7),
                                                              (9) and (11).

                                                              Reverse of Receipt - Paragraph (14).

(vi)    The deposit or sale of securities resulting           Face of Receipt - Paragraph (3).
        from dividends, splits or plans of reorganization

                                                              Reverse of Receipt - Paragraphs (14) and (18).

(vii)   Amendment, extension or termination                   Reverse of Receipt - Paragraphs (21),
        of the deposit agreement                              (22) and (23).

(viii)  Rights of holders of Receipts to inspect              Face of Receipt - Paragraph (13).
        the transfer books of the Depositary
        and the list of holders of Receipts

(ix)    Restrictions upon the right to deposit or             Face of Receipt - Paragraphs (2), (3),
        withdraw the underlying securities                    (7), (8), (9) and (11).

                                                              Reverse of Receipt - Paragraphs (24)
                                                              and (25).

(x)     Limitation upon the liability of the                  Face of Receipt - Paragraph (11).
        depositary

                                                              Reverse of Receipt - Paragraph (14). and (19).

3.      Fees and charges which may be imposed                 Face of Receipt - Paragraphs (7) and
        directly or indirectly on holders of Receipts         (10).


ITEM 2.  AVAILABLE INFORMATION

     Upon declaration of the effectiveness of this Registration Statement, ST Assembly Test Services Ltd will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission") . These reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.  EXHIBITS

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt) by and among ST Assembly Test Services Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit 4.

     (b) Any other agreement to which the depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

     (c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

     (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit 5.

     (e)  Certificate under Rule 466. -- None.

     (f) Powers of attorney for certain officers and directors and the authorized representative of the issuer in the United States. -- Set forth on the signature pages hereto.


ITEM 4.  UNDERTAKINGS

     (a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees charged is not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 11th day of January, 2000.



                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares, each representing
                                        10 ordinary shares, par value S$0.25
                                        each, of ST Assembly Test Services Ltd


                                        CITIBANK, N.A., solely in its capacity
                                        as depositary


                                        By: /s/ NANCY LISSEMORE
                                           -----------------------------------
                                           Name: Nancy Lissemore
                                           Title:Vice President

     Pursuant to the requirements of the Securities Act of 1933, as amended, ST Assembly Test Services Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Singapore, on this 11th day of January, 2000.



                                        ST ASSEMBLY TEST SERVICES LTD


                                        By: /s/ TAN BOCK SENG
                                            -----------------------------------
                                            Name: Tan Bock Seng
                                            Title:Chairman and Chief Executive
                                                  Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tan Bock Seng, Sum Soon Lim and Premod Paul Thomas to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on 11th January, 2000.


Name                                    Title
----                                    -----

/s/ TAN BOCK SENG                       Chairman and Chief Executive Officer
---------------------------------
Tan Bock Seng

/s/ LIM MING SEONG                      Deputy Chairman
---------------------------------
Lim Ming Seong

/s/ LEE JOON CHUNG                      Director and President
---------------------------------
Lee Joon Chung

                                        Director
---------------------------------
Sum Soon Lim

                                        Director
---------------------------------
Steven Hugh Hamblin

/s/ KOH BENG SENG                       Director
---------------------------------
Koh Beng Seng

/s/ LIOW VOON KHEONG                    Director
---------------------------------
Liow Voon Kheong

/s/ PREMOD PAUL THOMAS                  Director
---------------------------------
Premod Paul Thomas

/s/ CHARLES RICHARD WOFFORD             Director
---------------------------------
Charles Richard Wofford

/s/ WONG KOK KIT                        Chief Financial Officer
---------------------------------
Wong Kok Kit

/s/ JOHN MCCARVEL                       Authorized Representative in the
---------------------------------       United States
John McCarvel


                                INDEX TO EXHIBITS

                                                       SEQUENTIALLY
EXHIBIT       DOCUMENT                                 NUMBERED PAGE
-------       --------                                 -------------

(4)           Form of Deposit Agreement

(5)           Opinion of Skadden, Arps, Slate,
              Meagher & Flom LLP, counsel for the
              depositary, as to the legality of
              the securities to be registered